

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2015

Barry Underhill
President
Fortuneswell Corporation
3414 Pino Drive
Las Vegas, NV 89121

   Re: Fortuneswell Corporation
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 19, 2015
     File No. 333-202072

Dear Mr. Underhill:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2015 letter.

Plan of Distribution, page 19

1. We note you have removed most references to Underhill Securities and have identified Mr. Underhill as the exclusive sales agent for this offering. Please reconcile this disclosure on page 19 to reconcile the statement about "not enter[ing] into any agreement or arrangements for the sale of shares with any broker/dealer or sales agent other than Underhill Securities as disclosed herein."

2. We note your response to comment 10 and we reissue our comment. Please file a copy of your Subscription Agreement pursuant to Item 601(b)(10).

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

3. We note your response to comment 13 and we reissue our comment. Please revise Mr. Underhill's biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. In addition, please disclose any other directorships held during the past five years in a public company.

Exhibits, page II-3

4. We note that you furnished an unsigned copy of your trust agreement as Exhibit 99.A. Please revise to file an executed copy.

5. Please file all agreements and exhibits listed in your exhibit table.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Harold Gewerter, Esq.